UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 December 2023
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Continues Share Buyback Program

Press Release
CRH Continues Share Buyback Program

CRH plc, the leading provider of building materials solutions, is pleased to announce that it has completed the latest phase of its share buyback program, returning a further $1.0 billion of cash to shareholders.

Between 25 September 2023 and 20 December 2023, 17.1 million ordinary shares listed on the New York Stock Exchange and on the London Stock Exchange were repurchased. This brings total cash returned to shareholders under our ongoing share buyback program to $7 billion since its commencement in May 2018.

CRH today also announces that it has entered into an arrangement with Citigroup Global Markets Inc. ("Citi") to repurchase ordinary shares listed on the New York Stock Exchange on CRH's behalf for an aggregate maximum consideration of $300 million (the "Buyback"). The Buyback will commence today, 21 December 2023, and will end no later than 28 February 2024. This $300 million tranche is the final stage of the wider $3 billion program announced on 2 March 2023.

   Citi will conduct the Buyback on CRH's behalf and will make trading decisions under the Buyback independently of CRH in accordance with certain pre-set parameters. The maximum number of ordinary shares which may be acquired pursuant to the Buyback is 18,000,000. The purpose of the Buyback is to reduce the share capital of CRH.

The Buyback will be conducted within the parameters prescribed by (i) Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended and (ii) the EU Market Abuse Regulation (596/2014) and Commission Delegated regulation (EU) 2016/1052 as such legislation forms part of retained EU law in the United Kingdom ("UK") (as defined in the EU (Withdrawal) Act 2018) and as amended pursuant to the UK's Market Abuse (Amendment) (EU Exit) Regulations 2019 (as may be amended and/or supplemented from time to time). No repurchases will be made outside of the United States. The repurchased ordinary shares will be cancelled.

Any decision in relation to any future buyback program will be based on an ongoing assessment of the capital needs of the business and general market conditions.

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Contact CRH at +353 1 404 1000

Albert Manifold	Chief Executive
Jim Mintern	Chief Financial Officer
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (NYSE: CRH, LSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 operating locations in 29 countries, CRH has market leadership positions in both North America and Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. A Fortune 500 company, CRH's shares are listed on the NYSE and LSE.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

Forward-Looking Statements

This document contains statements that are, or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "believe", "continues", "is expected to", or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document. Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond CRH's control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, plans and expectations related to the anticipated financial and operational results of the US primary listing, expectations related to the US as a driver for future growth, and plans and expectations related to government policies. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including risks and uncertainties relating to CRH described under "Principal Risks and Uncertainties (Risk Factors)" of the Company's Annual Report and Form 20-F for the year ended December 31, 2022. You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 December 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary